FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2005

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd (“Company”) for the quarter ended September 30, 2005.  It should be read in conjunction with the consolidated financial statements and notes for the related periods.

Company Overview

Dejour Enterprises Ltd (the “Company”) is a junior resource company trading on TSX Venture Exchange, under the symbol (“DJE-V”).  The Company’s objective is to acquire and develop early stage energy projects. In November 2004, the Company was reactivated to Tier 2 Issuer status at the TSX Venture Exchange.

History of Uranium Exploration in Athabasca Basin

Dejour’s Uranium Properties are situated along the western and eastern margins and in the center of the Athabasca Basin (“Basin”). The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade type of uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin. Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca –basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of Dejour’s property has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on Dejour’s properties.

Property Geology

Dejour’s properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks. These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers. The thickness of the sandstone varies considerably from property to property.

On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 50 to 800m thick. On several properties the sandstone is cut by thin diabase dykes. Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the Dejour properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin.

Current Uranium Holdings

As at August 23, 2005 the Company held the fifth largest mineral holdings in the Basin.  The Company currently has 100% interest in the following properties:

Hectares

Acres

Virgin Trend North

132,613

327,693

Virgin Trent South

31,594

78,070

R-Seven

49,996

123,542

Sand Hill Lake

46,884

115,852

Fleming Island

34,325

84,819

Gartner Lake

4,157

59,693

Maybelle River

16,473

40,706

Meanwell Lake

14,989

.

37,038

Thorburn Lake

2,802

6,924

Hoppy North

1,924

4,754

Hoppy South

1,271

3,141

Umpherville Lake

1,095

 2,706

Sheila Project

759

1,875

Umpherville West

321

793

Bozo Project

154

380

Total

359,357

887,987

2005 Activities

Since acquiring the properties in 2004 and 2005 Dejour has concentrated on compiling the historical uranium exploration data.  This was done in order to properly assess the work that was done historically on the properties so as to determine how best to follow up on existing anomalies and to determine which exploration techniques should be used to further explore the properties. Seven of Dejour’s properties have recently been flown with state of the art MEGATEM II electromagnetic equipment.  In addition to the survey data provided by Fugro, Dejour contracted Condor Geophysics of Denver, CO to carry out advanced processing of the data to enhance the Fugro interpretation.

Dejour began its summer exploration in July 2005 by carrying out MEGATEM II surveys on its properties on the west side of the Basin to better define basement graphitic horizons.  Those surveys were successful in confirming and extending known anomalies and also identified horizons not previously detected by lower powered surveys.  As a result a total of four claims comprising 6,971 hectares (17,226 acres) were staked on the Fleming project to cover these new anomalies.  Dejour completed lithogeochemical sampling of sandstone boulders on the Virgin Trend North and Fleming properties.  The sampling confirmed and extended the boron and clay alteration anomaly at the south end of the Virgin Trend property.  The results on the Fleming property showed erratic anomalous samples and more sampling may be required.  Lithogeochemical anomalies are known in the vicinity of uranium mineralization in the eastern part of the Basin.

Oil & Gas Exploration

The Company currently holds interests in four oil and gas properties and has not yet determined if these properties contain an economic resource.  The company is also evaluating and seeking new resource exploration projects of merit.

The Company has written two of these properties to a nominal value. In the future, once additional data on the property is reworked, the Company intends to expend further funds on the exploration of these properties.

By agreement dated August 15, 2001 the Company entered into an option to acquire a working interest in the Turtle Bayou #16 well in Terrebonne Parish, Louisiana, from a private company controlled by a Director.  The Company determined that the well was not commercially productive and wrote down its investment to a nominal carrying value in 2003.  Should the Company wish to retain its interest in the well, it will be required to fund its proportionate share of future drilling costs, which are currently not determinable.

In 2004, the Company acquired the rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect located in S.W. Saskatchewan.  An initial well at LSD 10, Sec. 16, TWP. 15 Rge. 29 W3M was drilled to 1,044 m. (approx. 3,445 feet) but the Company determined that the well was not commercially production and wrote down its investment to a nominal carrying value which resulted in a loss on impairment of $102,016. This prospect was developed using new exploration techniques proprietary to the operator.  At its option, the Company can extend the joint venture beyond the Golden Prairie Prospect to further cover a total of 288 sections of prospective oil and gas lands referred to as the Fox Project.  The Company has an option to participate up to 50% in prospects developed in the Fox Prospect.

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect).  The Tinsley Prospect is comprised of 5,100 gross acres and 4,613 net acres.  The operator proposes to drill a test well on Sec. 1, TWP. 10N, R3W to a projected depth of 12,000 feet sufficient to test the Smackover and Norphlet formations.  The test well is scheduled to commence drilling operations during the 4th quarter of 2005.

The Company shall pay Acquisition Costs amounting to $250,389 USD representing the Company’s 43% interest which, include payment for leasehold interests, brokerage, seismic processing and prospect development.

In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, estimated at $1,287,498 USD (Company portion) and 34.9375% of completion costs estimated at $370,285 USD (Company portion) to earn a 34.9375% WI BPO (working interest before payout) [28.21875_NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635 % NRI APO (net revenue interest after payout)].  The Company will pay actual costs when known.

The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

The Operator estimates potential reserves for the Tinsley Prospect amounting to 633 BCF (billion cubic feet) gas and 13.8 million barrels of oil.

By oral agreement reach September 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres.  The operator proposes to drill a test well on Sec. 24, Block 29, Lavaca navigation Company Survey, Mitchell County, Texas.  The test well is scheduled to commence drilling operations during the 4th quarter of 2005.

The Company shall pay Acquisition Costs amounting to $42,500 USD representing the Company’s 10% interest which, include payment for leasehold interests, brokerage and prospect development.

In the initial well the Company shall pay 13.33333% of the drilling and/or abandonment costs, estimated at $57,403 USD (Company portion) and 10.0% of completion costs estimated at $53,410 USD (Company portion) to earn a 10 % WI (working interest) [7.5%_NRI (net revenue interest)].  The Company will pay actual costs when known.

The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

The Operator estimates potential reserves for the Lavaca Prospect amounting to 200 BCF (billion cubic feet) gas and 20 million barrels of oil.

Financing and Share Capital

As at September 30, 2005, the Company had $6.0 million in cash.  This strong financial position allows the Company to carryout its exploration plan.  It is also actively pursuing revenue generating projects of merit in the energy sector.

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value ($)
Common shares issued:
Balance at December 31, 2003	9,595,962	880,059

Common shares issued during 2004:
- private placement	6,000,000	1,796,760
- bridge loan financing fee	200,000	50,000

Balance at December 31, 2004	15,795,962	2,726,819
- private placements	12,650,982	7,469,170
- shares issued for service	11,500	9,200
- exercise of warrants	760,000	382,000
- exercise of agents’ options	7,070	4,949
- exercise of stock options	7,882	4,512
Balance at September 30, 2005	29,233,396	10,596,650

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common shares units at $0.30 per unit.  Each unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005.  Proceeds from the exercises of flow-through warrants can only be spent on Canadian Exploration Expenditures (“CEE”), as defined in the Income Tax Act.

Gross proceeds from the issuance of flow-through common shares and common shares were $1,050,000 and $900,000 respectively.

During 2004, the Company issued 200,000 shares, valued at $0.25 per share to a company controlled by a director as part of the consideration for a $250,000 bridge loan.

In January, 2005, the Company completed two private placements and issued a total of 1,650,000 common shares at $0.50 per share for gross proceeds of $825,000.  The Company issued 250,000 warrants to finders for these two private placements.  Each warrant is exercisable into common shares at $0.65 per share before September 30, 2005.  All of the 250,000 warrants were exercised during the third quarter of 2005.

In March 2005, the Company issued 8,076,923 common shares unit at $0.65 per unit for gross proceeds of $5,250,000.  The Company also issued 185,791 common shares units to Agents as finders’ fees.  Each unit consisted of one common share and one half of a share purchase warrant, exercisable at $0.80 per share by March 17, 2007.  The Company issued 717,692 agents’ options to finders.  These options are exercisable into common share units at $0.70 per unit.  Each unit consists of one common share and one half a share purchase warrant, exercisable into one common share at $0.85 per share before March 17, 2007.

In September 2005, the Company announced a US$2,475,000 (CAD$2,925,000) private placement at US$0.55 (CAD$0.65) per unit.  Each unit consists of one common share and one half of a share purchase warrant, exercisable at $0.80 per share by March 17, 2007.  As at September 30, 2005, the Company had received CAD$1,774,172 of funds for the subscription and the remaining funds were received in October 2005.

In the first three quarters of 2005, through four private placements, the Company raised total gross proceeds of $7,661,047, through the issuance of 11,000,982 common share units and 1,650,000 common shares.  In the second quarter of 2005, the Company issued 11,500 shares to a consultant for assisting the Company to register with the US Securities Exchange Commission as a foreign private issuer.

Contributed Surplus and Stock Options

During the third quarter of 2005, the Company issued 457,882 options, exercisable at $0.55 per share, 1,160,000 options, exercisable at $0.60 per share and 200,000 options, exercisable at $0.65 per share.  The granting of these options will result in stock based compensation expense of $711,876 being recorded over the vesting period representing the fair value of these options determined using the Black-Scholes option pricing model.  The stock-based compensation expense was recorded as contributed surplus.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	-
Options granted	950,000	$0.275
Options exercised	-	-
Options cancelled and expired	-	-

Balance, December 31, 2004	950,000	0.275	4.9 years

Options granted	2,454,192	0.59
Options exercised	(7,882)	0.35
Options cancelled and expired	(90,035)	0.41

Balance, September 30, 2005	3,306,275	$0.50	3.0 years

As at September 30, 2005, 553,520 of these options had vested.  Subsequent to September 30, 2005, a Director of the Company resigned and two independent Directors joined the Board of the Company.  The Board approved the 100,000 options exercisable at $0.275 of the outgoing Director vested immediately.

Subsequent to September 30, 2005, all of the 100,000 options of the previous Director were exercised.  The Company granted 100,000 options, exercisable at $0.90 to a consultant.

Warrants and Agents’ Options

Warrants outstanding are as followed:

# of Warrants	Exercise Price	Expiry Date

940,000	$0.45	December 31, 2005
4,131,357	$0.80	March 17, 2007

As part of the private placement completed in March 2005, the Company granted the Agent 717,692 compensation options which entitles the Agent to purchase, at an exercise price to $0.70, one common share and one half of one non-transferable common share purchase warrant.  The compensation options may be exercised before March 17, 2007.  Each whole warrant is exercisable into one common share before March 17, 2007 at an exercise price of $0.85.  As at September 30, 2005, 7,070 of these Agents’ Options were exercised.

Subsequent to September 30, 2005, the Company closed a private placement and issued 2,250,000 warrants to investors and 306,736 warrants to finders.  These warrants are exercisable into common shares at $0.80 per share before March 17, 2007.

Related Party Transactions

In the first quarter of 2005, the Company reimbursed $155,504 to a private company controlled by a director for certain out of pocket uranium exploration expenditures paid by the private company to an unrelated party.  Furthermore, the Company purchased $57,350 of office furniture and equipment from a private company controlled by a director.  The Company incurred consulting fee of $22,500 to a private company controlled by a Director.

During the first three quarters of 2005, the Company incurred consulting fees of $60,000 and $96,100 respectively to two private companies controlled by two Directors of the Company.  The Company incurred roughly $20,000 expenses related to the relocation of a Director.  The Company paid $45,980 in consulting fee to a company controlled by an officer of the Company.

Results of Operations – 2005 3rd Quarter

The Company’s net loss for 2005 Q3 was $509,430 or $0.02 per share, compared to a net loss of $30,114 or $(0.00) per share for 2004 Q3.  Interest revenue in 2005 Q2 was $22,784.

In 2005 Q3, exploration expenses were higher than those in 2004 Q3, as the Company had been actively evaluating energy exploration projects of merit.  Investor relations expense also increased as the Company hired an in house investor relation person to increase the Company’s market presence.

Legal and professional fees increased as the Company hired consultants to search for energy related projects of merits.  Office and general expenses included $20,000 one-time payment for relocating costs of a Director.  Office and general expenses increased, as the Company moved to a larger location to accommodate its expansion plan.

Regulatory filing fees were also higher than those in 2004 Q3.  Included in regulatory filing fees was $40,000 payment to a consultant, representing the first half of the $80,000 fee to list the Company’s share at the Frankfurt Stock Exchange.  The remaining $40,000 fee was paid subsequent to September 30, 2005.

In 2005 Q3, the Company recorded $82,035 of non-cash stock based compensation expenses, calculated using the Black-Scholes option pricing model.

Summary of Quarterly Results

(Unaudited - Prepared by Management)

Quarter ended year	Sep 30, 2005 $	Jun 30, 2005 $	Mar 31, 2005 $	Dec 31, 2004 $	Sep 30, 2004 $	Jun 30, 2004 $	Mar 31, 2004 $	Dec 31, 2003 $
Revenues	22,784	28,677	10,507	Nil	Nil	Nil	Nil	2
Net Loss	(509,430)	(410,504)	(188,525)	(310,446)	(30,114)	(31,857)	(19,682)	(17,096)
Loss per share (1)	(0.02)	(0.02)	(0.01)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Fully diluted loss per share	(0.02)	(0.02)	(0.01)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)

Note:  (1) Adjusted for 3:1 stock consolidation in October 2003.

Liquidity

The Company completed four separate private placements since December 2004.  As a result, working capital position improved significantly.

Cash balances increased to $5,974,729 on September 30th, 2005 from $1,592,838 on December 31st, 2004 and $41,193 on September 30th, 2004.  Working capital balances on September 30th, 2005 were $6,121,113 as compared to $1,592,838 and $37,295 on December 31st, 2004 and September 30th, 2004 respectively.

As part of the flow-through shares subscription agreements, the Company agreed to spend at least $1,050,000 on Canadian Exploration Expenditures (“CEEs”) by December 31st, 2005.  As at September 30, 2005, the Company had fulfilled the $1,050,000 commitment on CEEs.

Forward Looking Statements

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements.  The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.